July 24, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Australian Formulated Corporation

Form S-1/A

Filed July 12, 2017

File No. 333-216896

To the men and women of the SEC:

On behalf of Australian Formulated Corporation, Inc.., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated July 19, 2017 addressed to Mr. Thomas Lashan, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on July 12, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Risk Factors, page 5

1. Please include a risk factor discussing the dilutive nature of the automatic conversion feature of the Convertible Notes and the fact that this offering may constitute a Qualified Financing. Please also include a risk factor discussing the May and June convertible notes disclosed on page F-17, Note 12, including potential dilution and any automatic conversion features.

Company Response:

We have added the below risk factor on page 12:

“Our stockholders may experience additional dilution due to previous private placements of convertible securities.

Since March 2017, the Company has issued several convertible promissory notes (collectively the "Convertible Notes") to 8 accredited investors for an aggregated principal amount of $352,945. The Convertible Notes bear no interest with a maturity of two years, due in 2019. The principal is payable in a lump sum at maturity. The conversion price of three notes are $0.10 per share, while the conversion price of the remaining notes are $0.20 per share. The notes are convertible into shares of the Company's common stock either 1) at the option of the holders, or 2) upon a Qualified Financing of the Company. An additional 1,111,500 shares of Common Stock may be issued upon conversion and exercise could cause the market price of our Common Stock to decline. In addition, the securities convertible into equity securities would result in dilution of our existing stockholders' equity interest.”

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 14

2. We note you discuss the Convertible Notes. Please revise your disclosure to also describe the May and June convertible notes disclosed on page F-17, Note 12, as it appears you issued a material amount of additional debt. In doing so, please disclose the principal amount of the notes, the proceeds received if different from the principal amount, the interest rate, the conversion price per share, and the circumstances under which the notes may be converted.

Company Response:

We have included the information of the May and June convertible notes on page 14.

Dilution, page 18

3. Please refer to your Net Value Calculation and the presentation of Net tangible book value before the offering. Please show us how you calculated your Net tangible book value before the offering and tell us how it considers your convertible notes.

Company Response:

We calculated our net tangible book value before the offering as follows: total assets of $120,308 - total current liabilities $13,274 = $107,034. The calculation did not account for our convertible notes as they are not at present converted.

We have revised the disclosure in this section so that it reads: “Note: Conversion of convertible promissory notes we have issued would increase our total outstanding shares (at any given time) in the amount of 1,111,500 shares. Conversion of these notes into our common stock would decrease the book value per share of our common stock.

The following table illustrates the dilution to the purchasers of the common stock in this offering; It does not account for our promissory notes which may be converted into shares of our common stock:”

 Book value per share before the offering has also been revised. It seems it should be .002 not .001 if rounded to the nearest  thousandths place. 107,034 / 61,030,000 = 0.00175379.

Recent Sales of Unregistered Securities, page 28

4. For the May and June convertible notes disclosed on page F-17, Note 12, please include disclosure similar to the disclosure already provided in this section for the Convertible Notes.

Company Response:

We have added disclosure regarding the May and June convertible notes on page 28.

Exhibits

5. Please file the convertible promissory notes as exhibits. See Item 601(b)(4)(ii) of Regulation S-K.

Company Response:

We have added a sample copy of our convertible promissory note(s) as Exhibit 99.2. It should be noted that the copy is an unexecuted, unfilled out sample. We retain filled out signed versions of the notes.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 24, 2017

/s/ Thomas Lashan

Thomas Lashan

Chief Executive Officer